Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150130

PROSPECTUS SUPPLEMENT NO. 4

Prospectus Supplement No. 4 dated December 1, 2008
to Prospectus dated August 12, 2008
(Registration No. 333-150130)

WINDSWEPT ENVIRONMENTAL GROUP, INC.

This Prospectus Supplement No. 4 dated December 1, 2008 (this “prospectus supplement no. 4”) supplements our prospectus dated August 12, 2008 (the “prospectus”), as previously supplemented by prospectus supplement no. 1 dated September 10, 2008, prospectus supplement no. 2 dated September 12, 2008, and prospectus supplement no. 3 dated October 20, 2008 (the “prospectus supplements”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-150130). The prospectus relates to up to 6,800,000 shares of our common stock issuable upon conversion of the principal and interest of a secured convertible term note due June 30, 2009 held by the selling stockholders named in the prospectus and having a conversion rate of $.09 per share, subject to adjustment, and/or shares that may be issued, in lieu of cash, in payment of principal and interest on a note. All of the selling stockholders are affiliates of Laurus Master Fund, Ltd., to whom we originally sold the note. No securities are being offered or sold by us pursuant to the prospectus. We will not receive any of the proceeds from the sale of these shares of common stock by the selling stockholders.

This prospectus supplement no. 4 is being filed to include in the prospectus the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2008.

You should read this prospectus supplement no. 4 in conjunction with the prospectus and the prospectus supplements. This prospectus supplement no. 4 is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements to the prospectus.

Our common stock is quoted on the Pink Sheets under the symbol “WEGI.PK”. The last reported sales price per share of our common stock, as reported by the Pink Sheets on November 28, 2008, was $.0155.

Investing in our common stock involves a high degree of risk.
Before purchasing shares of our common stock, you should carefully consider the risk factors beginning on page 7 of the prospectus,
as these risk factors may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 1, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2008

WINDSWEPT ENVIRONMENTAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-17072	11-2844247
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

895 Waverly Avenue, Holtsville, New York		11706
(Address of Principal Executive Offices)		(Zip Code)

  (631) 289-5500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
(See General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 21, 2008, the Board of Directors of Windswept Environmental Group, Inc. (the “Company”) met and adopted the following changes to the Company’s Board of Directors and executive management, effective November 21, 2008:

Mr. Jeffrey Micheli has become a member of the Board of Directors and the President and Chief Executive Officer of the Company to replace the late Mr. Michael O’Reilly, the Company’s past Chairman, President and Chief Executive Officer. Mr. Micheli, age 42, graduated from Columbia University and joined the Company thirteen years ago. For the last six years, he served as the Chief Operating Officer of the Company’s chief operating subsidiary, Trade-Winds Environmental Restoration, Inc. Prior to becoming the Chief Operating Officer, Mr. Micheli had also been a Salesperson, Project Manager, Senior Project Manager, Vice President and Senior Vice President for the Company.

Mr. Micheli did not enter into any agreements or understandings with the Company related to his new position as President and Chief Executive Officer. He also has no family relationships with any of the directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, Mr. Micheli has had no direct or indirect material interest in any transaction (excluding employment) or any proposed transaction involving the Company worth more than $120,000. Mr. Micheli does not serve on any committees of the Board.

Mr. Anthony P. Towell, who has been a director of the Company since 1996, was elected as the Chairman of the Board of Directors.

On November 16, 2008, Michael O’Reilly, Chairman, President, and Chief Executive Officer, of the Company, had succumbed to an illness and died. On November 24, 2008, the Company issued a press release disclosing the election of Mr. Micheli as the new President and Chief Executive Officer of the Company, Mr. Towell as the new Chairman of the Company’s Board of Directors, and the death of Mr. O’Reilly. A copy of the press release is filed as Exhibit 99.1 to this Form 8-K.

Item 8.01	Other Events.

Pursuant to the Amended and Restated Secured Convertible Term Note, dated September 29, 2006 (the “Note”), $3,000,000 of the proceeds of a life insurance policy owned by the Company and issued on the life of Mr. O’Reilly, shall be used to pay any outstanding indebtedness under the Note. Such amount shall be paid directly to affiliates of Laurus Master Fund, Ltd. (“Laurus”), and the outstanding amount owed to Laurus under the Note shall be reduced by $3,000,000.

Under the Note, Mr. O’Reilly’s passing and resulting departure from senior management of the Company constitutes an event of default. Upon such an event, the holders of the Note can accelerate payment and require the Company to pay 110% of the outstanding principal amount of the Note, plus accrued and unpaid interest and all other outstanding amounts owing under the Note through the date of acceleration. The Company must also pay additional interest of 2% per month for all outstanding obligations under the Note from the date of default (“Default Interest”).

However, as of the date hereof, the holders of the Note have not accelerated payment nor sought payment of Default Interest under the Note. As previously disclosed in the Form 8-K filed on October 15, 2008, a prior event of default had occurred, and the holders of the Note at that time also refrained from accelerating payment and seeking Default Interest payments. While the Company believes the holders will not, in the near future, accelerate payment of the Note or seek payment of the Default Interest, no assurances can be given in this regard. If the holders of the Note decide to accelerate payment and seek payment of the Default Interest, the Company may undergo a material adverse effect in light of the fact that the holders have a security interest in all of the Company’s assets.

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached hereto as exhibit 10.1 and incorporated herein by reference.

Item 9.01	Exhibits.

(d) Exhibits

99.1	Press Release, dated November 24, 2008.

10.1	Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2006).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINDSWEPT ENVIRONMENTAL GROUP, INC.

Date: November 26, 2008	By:	/s/ Arthur J. Wasserspring
Arthur J. Wasserspring
Chief Financial Officer

Exhibit Index

99.1	Press Release, dated November 24, 2008.

10.1	Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2006).

PRESS RELEASE
Windswept Environmental Group Announces the Election of its New President/CEO

Holtsville, N.Y., November 24, 2008—Windswept Environmental Group, Inc. (Pink Sheets: WEGI.PK- News) today announced that its Board of Directors have elected Jeffrey Micheli as the Company’s new President/CEO and member of the Board to replace the late Michael O’Reilly, its past President/CEO, who recently passed away due to illness. Anthony P. Towell, a current director, was elected as Chairman of the Board of Directors, a position Mr. O’Reilly previously held.

Mr. Micheli, a Columbia University graduate, has been with Windswept for over thirteen years, joining the organization a year and a half after its inception, and for the last six years most recently served as the chief operating officer of the Company’s chief operating subsidiary, Trade-Winds Environmental Restoration. Mr. Micheli was responsible for the Company’s recent efforts during hurricanes Gustav and Ike and its efforts during hurricane Katrina in the Gulf Coast three years ago in addition to the Company’s overall sales, collections and daily operations.

Mr. Micheli stated that, “it is with great sorrow that we announce the passing of our founder and President/CEO, Michael O’Reilly, who recently succumbed to illness. Our deepest sympathies and prayers are extended to his family, friends and loved ones. His contributions as an environmentalist, conservationist, fisherman and friend will forever be indelibly etched into the spirit of the Company and those whose lives he touched. Management remains dedicated to achieving the vision and goals that he established for this organization. His presence will be sorely missed. It is with great anticipation and hope that I can continue his dreams for the Company he so loved.”

Windswept Environmental Group, Inc. is a full service environmental company that provides a wide array of emergency response and disaster recovery services to a broad range of clients. The Company has expertise in areas of fire and flood clean-up, oil spill and natural resource response, wildlife rehabilitation, hazardous materials remediation, toxicology, training, technical advisory and site renovation.

This press release includes certain forward looking statements about the Company that are based on management’s current expectations. Actual results may differ materially as a result of any one or more of the risks identified in the Company’s filings under the Securities Exchange Act of 1934. The risks include such factors as the Company’s significant indebtedness, the amount of the Company’s revenues, the Company’s ability to increase its gross margins, the success of limiting or reducing its expenses, the frequency and magnitude of environmental disasters or disruptions, the effects of new laws or regulations relating to environmental remediation, the Company’s ability to raise capital, the competitive environment within the Company’s industry, dependence of key personnel and economic conditions.